Filed by American Water Works Company, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Essential Utilities, Inc.

Commission File No.: 001-06659

Date: October 28, 2025

The following is a transcript and related presentation for an employee town hall held by American Water Works Company, Inc. regarding the merger between American Water Works Company, Inc. and Essential Utilities, Inc. that was posted to the American Water Works Company, Inc. intranet on October 28, 2025.

John Griffith, President and Chief Executive Officer, American Water Works Company, Inc.:

Good afternoon, everybody. It’s really great to be speaking with you about our announced merger with Essential Utilities.

By now you’ve had the chance to read the letter and watch the video we shared earlier. This marks a significant milestone for our company. I could not be more excited about what we expect to achieve together. Today will take about 30 minutes to recap some previously shared information.

Although we won’t take questions during the meeting, we’ll cover some of the topics that we think are important to you. I’ll recap what we have announced and David will offer a general look at the financial portion of the announcement.

Lori will provide some perspective on the people side and Cheryl will then highlight some of what’s next and the importance of staying focused on our daily work. Due to various SEC compliance matters, we won’t take questions today regarding the announcement.

We’ll anticipate the closing to come by the end of the first quarter of 2027, so we will have many more opportunities to address what’s on your mind.

As a leading regulated water and wastewater utility in the United States, our combined company with Essential will serve 4.7 million water and wastewater connections across 17 States and on 18 military installations, supporting over 2,000 communities.

By joining forces, we will enhance our ability to address water and wastewater challenges, leverage our expanding resources for existing and new communities, and continue investing in critical infrastructure. This will enable us to continue to provide superior service at affordable rates.

Your dedication has established American Water as an industry leader, and this combination aims to build on that strong foundation and take American Water to new heights.

American Water and Essential are two like-minded organizations that share a common purpose. Essential is a proven operator with a culture and values like ours, built on safety, trust, teamwork, environmental leadership, and high performance.

I firmly believe they are the right partner for the next phase of American Water’s journey.

As one company, we will continue to work closely with the EPA and federal, state and local officials to deliver the quality of water the customers have come to expect from American Water and Essential while also adhering to safety and sustainability best practices.

We will remain an active member in our communities, supporting customers and stakeholders with a dedicated workforce and a passionate employee base.

There will be no immediate change in customer rates as a result of the merger and we will be better able to maintain an average customer water bill that is affordable, supporting the economic prosperity of the many communities in which we operate.

Turning to headquarters and senior leadership, upon completion of the proposed merger, the combined company will be headquartered in Camden and Essential’s Bryn Mawr, Pennsylvania facilities just outside of Philadelphia and Pittsburgh offices will maintain a strong operational presence long term.

I will serve as President and Chief Executive Officer of the combined company and Chris Franklin, Essentials Chairman of the Board and CEO, will serve as Executive Vice Chair of the Board of Directors of the combined company.

Chris will also serve as executive sponsor of the Integration Task Force. David will serve as Executive Vice President and Chief Financial Officer.

Cheryl will serve as Executive Vice President and Chief Operating officer, and all existing executive team members of American Water who report to me will continue to report to me post close.

Additionally, two members of Essential’s leadership team will join the American Water leadership team upon completion of the merger.

Dan Schuller, Essential’s Executive Vice President and Chief Financial Officer, will serve as Executive Vice President and Chief Strategy Officer, and Colleen Arnold, President of Aqua Water, will serve as President, Regulated Operations, reporting to Deputy COO, Mike Doran.

The combined company’s 15 member board of directors will include the 10 directors serving on American Water’s Board of directors prior to the closing of the transaction, including myself and five directors designated by Essential, including Chris Franklin.

We recognize and acknowledge that events like this create questions. Sometimes there’s uncertainty and possibly anxiety.

However, we should celebrate what a combined company means for how we serve our customers, how we continue to support our communities, and how we as a workforce are expanding our capabilities.

We are continuing our work to provide safe, clean, reliable and affordable service to our customers. Roles and responsibilities will remain unchanged. AW2030 continues its work as well.

Significant progress has been made to improve how we do our work and the program will continue on its current path.

We have always and will continue to value the knowledge, skills, talent and passion that folks like you bring to work every day.

Employees are intrinsic to our success and solid reputation. Let’s take a look at some of the high-level financial aspects of the merger. David?

David Bowler, Executive Vice President and Chief Financial Officer, American Water Works Company, Inc.:

Thanks, John.

Under this agreement which the board of both companies approved, the transaction will be completed through an all-stock merger.

American Water shareholders will own approximately 69% and Essential shareholders will own approximately 31% of the combined company on a fully diluted basis.

Upon close, American Water plans to conduct a strategic review of alternatives for its non-water and non-wastewater businesses. This is still a ways off and we don’t speculate on the outcome or whether any transaction will occur. That’s just a glimpse at some of the financials behind the deal.

Lori will now share some highlights about the benefits to the people of both companies. Lori?

Lori Sutton, Executive Vice President and Chief Human Resources Officer, American Water Works Company, Inc.:

With so much talent at both American Water and Essential, this combination will also strengthen our status as an employer of choice in our industry.

The combined company will have a strong customer value proposition, expanded resources and a focus on making the communities we serve stronger, resulting in a greater ability to attract, develop and retain employees.

Importantly, we do not anticipate material changes to your compensation or benefits as a result of the proposed transaction, and we will continue to have dedicated local employees serving our customers and living in and giving back to our communities.

All union contracts will continue to be honored in accordance with their current terms.

It is critical that everyone understands that by combining two leading water and wastewater providers, the combined team reflects the best and brightest in our industry.

I am looking forward to working together to supporting our efforts to maintain our position as an employer of choice. Now Cheryl has some comments related to the work ahead. Cheryl?

Cheryl Norton, Executive Vice President and Chief Operating Officer, American Water Works Company, Inc.:

Thanks, Lori.

This combination brings together two industry leaders united by our shared mission to provide safe, clean, reliable and affordable water and wastewater services to our customers and a commitment to delivering excellent customer experiences.

Our enhanced scale will support continued investment in our critical infrastructure, enabling us to continue providing superior service to our customers at affordable rates.

With our increased financial flexibility, we will invest in infrastructure renewal, including investment in pipe replacement, upgrading aging water and wastewater treatment facilities and other key infrastructure, allowing us to better serve our customers and communities.

While we are looking forward to our future with Essential, this announcement is only the first step in the process. The regulatory approval process for this agreement may take up to 18 months.

In the meantime, our customers expect us to meet our commitments to delivering consistent high-quality service.

That commitment remains unwavering and customers can rely on the standards they’ve come to trust. Two of our bigger initiatives, AW2030 and our customer journey mapping progress, will continue without interruption.

These are critical programs aimed at improving employee and customer experiences and we’re eager to continue our progress in these areas.

We’re still in the early stages of setting up the integration team to oversee the transition activities.

The integration planning team will include representatives from both companies and develop a thoughtful plan to most effectively bring our two companies together.

Details about the team structure and start date are still being finalized and updates will be shared as soon as they become available.

Until then, American Water and Essential will continue to operate as separate, independent companies and conduct business as usual. John?

Mr. Griffith:

In the coming months, American Water and Essential will be coming together to map the path forward and plan to address topics of importance to you. In the meantime, stay focused on work. Your dedication truly makes a difference.

We’ll continue with our regular earnings schedule with the release on Wednesday.

Please join us for a Town Hall on Thursday as we carry on our tradition of insightful discussions regarding our strategy. During this Town Hall, we will showcase engaging customer and people panels.

Please direct any media inquiries about the announcement to corporate communications, ensuring we share our story responsibly.

We feel strongly about keeping you informed as we move through this process. Please send what questions you have to askAW@amwater.com, where questions will be collected and communications that follow address what’s on your mind.

Visit the Internet as well for detailed information and helpful resources to address questions confidently. Special thanks to the American Water and Essential teams for getting this deal announced.

We will provide updates as they happen, but there is a long road ahead and we look forward to building on this momentum together.

Thank you all for the great work you were doing on behalf of American Water and our customers.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this communication are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words with prospective meanings such as “intend,” “plan,” “estimate,” “believe,” “anticipate,” “expect,” “predict,” “project,” “propose,” “assume,” “forecast,” “outlook,” “future,” “pending,” “goal,” “objective,” “potential,” “continue,” “seek to,” “may,” “can,” “will,” “should” and “could,” or the negative of such terms or other variations or similar expressions. Forward-looking statements may relate to, among other things: statements about the benefits of the proposed merger, including future financial and operating results; the parties’ respective plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the merger and related transactions; the results of any strategic review; expected synergies of the proposed merger; the timing and result of various regulatory proceedings related to the proposed merger, and other general rate cases, filings for infrastructure surcharges and other governmental agency authorizations and proceedings, and filings to address regulatory lag; the combined company’s ability to execute its current and long-term business, operational, capital expenditures and growth plans and strategies; the amount, allocation and timing of projected capital expenditures and related funding requirements; the future impacts of increased or increasing transaction and financing costs associated with the proposed merger or otherwise, as well as inflation and interest rates; each party’s ability to finance current and projected operations, capital expenditure needs and growth initiatives by accessing the debt and equity capital markets and sources of short-term liquidity; impacts of the proposed merger on the future settlement or settlements of a party’s forward sale agreements, including potential adjustments to the forward sale price or other economic terms thereunder, and the amount of and the intended use of net proceeds from any such future settlement or settlements; the outcome and impact on other governmental and regulatory investigations; the filing of class action lawsuits and other litigation and legal proceedings related to the proposed merger; the ability to complete, and the timing and efficacy of, the design, development, implementation and improvement of technology and other strategic initiatives; each party’s ability to comply with new and changing environmental regulations; regulatory, legislative, tax policy or legal developments; and impacts that future significant tax legislation may have on each such party and on its business, results of operations, cash flows and liquidity.

These forward-looking statements are predictions based on currently available information, the parties’ current respective expectations and assumptions regarding future events that American Water Works Company, Inc. (“American Water”) and Essential Utilities, Inc. (“Essential Utilities”) believe to be reasonable. They are not, however, guarantees or assurances of any outcomes, performance or achievements, and readers are cautioned not to place undue reliance upon them. You should not regard any forward-looking statement as a representation or warranty by American Water, Essential Utilities or any other person that the expectation, plan or objective expressed in such forward-looking statement will be successfully achieved in any specified time frame, or at all. The forward-looking statements are subject to a number of estimates and assumptions, and known and unknown risks, uncertainties and other factors. Actual results may differ materially from those discussed in the forward-looking statements included in this communication as a result of the factors discussed in American Water’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2025 (available at: ir.amwater.com), Essential Utilities’ Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 27, 2025 (available at: essential.co), and each party’s other filings with the SEC, and additional risks and uncertainties, including with respect to (1) the parties’ ability to consummate the proposed merger pursuant to the terms of the definitive merger agreement or at all; (2) the ability to timely or at all obtain the requisite shareholder approvals with respect to each party; (3) each party’s requirement to obtain required governmental and regulatory approvals required for the proposed merger (and/or that such approvals may result in the imposition of burdensome or commercially undesirable conditions, including required dispositions, that could adversely affect the combined company or the expected benefits of the proposed merger); (4) an event, change or other circumstance that could give rise to the termination of the merger agreement; (5) the failure to satisfy or waive a condition to closing of the proposed merger on a timely basis or at all; (6) a delay in the timing to consummate the proposed merger; (7) the failure to integrate the parties’ businesses successfully; (8) the failure to fully realize cost savings and any other synergies from the proposed merger or that such benefits may take longer to realize than expected; (9) negative or adverse impacts of the announcement of the proposed merger on the market price of American Water’s or Essential Utilities’ common stock; (10) the risk of litigation related to the proposed merger; (11) disruption from the proposed merger making it more difficult to maintain relationships with customers, employees, contractors, suppliers, regulators, vendors, elected officials, governmental agencies, or other stakeholders; (12) the diversion of each party’s management’s time and attention from operations of such party; (13) the challenging macroeconomic environment, including disruptions in the water and wastewater utility industries; (14) the ability of each party to manage its respective existing operations and financing arrangements on favorable terms or at all, including with respect to future capital expenditures and investments, operation and maintenance costs; (15) changes in environmental laws and regulations regarding each party’s respective operations that may adversely impact such party’s businesses or increase the cost of operations; (16) changes in each party’s key management and personnel; (17) changes in tax laws that could adversely affect beneficial tax treatment of the proposed merger; (18) regulatory, legislative, local or municipal actions affecting the water and wastewater industries, which could adversely affect the parties’ respective utility subsidiaries; and (19) other economic, business and other factors, including inflation and interest rate fluctuations. The foregoing factors should not be construed as exhaustive.

These forward-looking statements are qualified by, and should be read together with, the risks and uncertainties set forth above and the risk factors included in American Water’s and Essential Utilities’ respective annual and quarterly reports as filed with the SEC, and readers should refer to such risks, uncertainties and risk factors in evaluating such forward-looking statements. Any forward-looking statements speak only as of the date this communication is first used or given. Neither American Water nor Essential Utilities has any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except as otherwise required by the federal securities laws. New factors emerge from time to time, and it is not possible for American Water or Essential Utilities to predict all such factors. Furthermore, it may not be possible to assess the impact of any such factor on American Water’s or Essential Utilities’ businesses, viewed independently or together, or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

Important Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, American Water will file a registration statement on Form S-4, which will include a document that serves as a prospectus of American Water with respect to the shares of American Water’s common stock to be issued in the proposed merger and a joint proxy statement of American Water and Essential Utilities for their respective shareholders (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed merger with the SEC. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that American Water or Essential Utilities may file with the SEC or mail to their respective shareholders in connection with the proposed merger. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EACH PARTY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to American Water’s and Essential Utilities’ shareholders. Investors and security holders will be able to obtain the registration statement, the joint proxy statement/prospectus and the other documents filed regarding the proposed merger free of charge from the SEC’s website or from American Water or Essential Utilities. The documents filed by American Water with the SEC may be obtained free of charge at American Water’s investor relations website at ir.amwater.com or at the SEC’s website at www.sec.gov. The documents filed by Essential Utilities with the SEC may be obtained free of charge at Essential Utilities website at essential.co or at the SEC’s website at www.sec.gov. The information included on, or accessible through, American Water’s or Essential Utilities’ respective websites is not incorporated by reference into, and does not form a part of, this communication.

Participants in the Solicitation

American Water, Essential Utilities and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from American Water’s and Essential Utilities’ respective shareholders in connection with the proposed merger. Information about the directors and executive officers of American Water, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in American Water’s definitive proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2025, including under the headings “Compensation Discussion and Analysis,” “Director Compensation,” “Equity Compensation Plan Information,” and “Certain Beneficial Ownership Matters.” To the extent holdings of American Water’s common stock by the directors and executive officers of American Water have changed or do change from the amounts of American Water’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC. Information about the directors and executive officers of Essential Utilities, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Essential Utilities’ definitive proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2025, including under the headings “Director Compensation” and “Compensation Discussion and Analysis.” To the extent holdings of Essential Utilities’ common stock by the directors and executive officers of Essential Utilities have changed or do change from the amounts of Essential Utilities’ common stock held by such persons as reflected therein, such changes have been or will be reflected on Forms

3, Forms 4 or Forms 5, in each case filed with the SEC. Additionally, information regarding the respective directors and executive officers of American Water and Essential Utilities and other participants in each respective proxy solicitation and a description of their direct and indirect interests in the proposed merger, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from American Water and Essential Utilities as indicated above.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote for approval, nor shall there be any offer or sale of securities or solicitation of any vote or approval in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

American Water and Essential Utilities Agree to Combine Advancing our mission to provide safe, clean, reliable and affordable water and wastewater services October 27, 2025 FOR INTERNAL USE ONLY – CONFIDENTIAL AND PROPRIETARY – DRAFT

Disclosure Forward Looking Statements Cautionary Statement Regarding Forward-Looking Statements Certain statements included in this communication are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words with prospective meanings such as “intend,” “plan,” “estimate,” “believe,” “anticipate,” “expect,” “predict,” “project,” “propose,” “assume,” “forecast,” “outlook,” “future,” “pending,” “goal,” “objective,” “potential,” “continue,” “seek to,” “may,” “can,” “will,” “should” and “could,” or the negative of such terms or other variations or similar expressions. Forward-looking statements may relate to, among other things: statements about the benefits of the proposed merger, including future financial and operating results; the parties’ respective plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the merger and related transactions; the results of any strategic review; expected synergies of the proposed merger; the timing and result of various regulatory proceedings related to the proposed merger, and other general rate cases, filings for infrastructure surcharges and other governmental agency authorizations and proceedings, and filings to address regulatory lag; the combined company’s ability to execute its current and long-term business, operational, capital expenditures and growth plans and strategies; the amount, allocation and timing of projected capital expenditures and related funding requirements; the future impacts of increased or increasing transaction and financing costs associated with the proposed merger or otherwise, as well as inflation and interest rates; each party’s ability to finance current and projected operations, capital expenditure needs and growth initiatives by accessing the debt and equity capital markets and sources of short-term liquidity; impacts of the proposed merger on the future settlement or settlements of a party’s forward sale agreements, including potential adjustments to the forward sale price or other economic terms thereunder, and the amount of and the intended use of net proceeds from any such future settlement or settlements; the outcome and impact on other governmental and regulatory investigations; the filing of class action lawsuits and other litigation and legal proceedings related to the proposed merger; the ability to complete, and the timing and efficacy of, the design, development, implementation and improvement of technology and other strategic initiatives; each party’s ability to comply with new and changing environmental regulations; regulatory, legislative, tax policy or legal developments; and impacts that future significant tax legislation may have on each such party and on its business, results of operations, cash flows and liquidity. These forward-looking statements are predictions based on currently available information, the parties’ current respective expectations and assumptions regarding future events that American Water Works Company, Inc. (“American Water”) and Essential Utilities, Inc. (“Essential Utilities”) believe to be reasonable. They are not, however, guarantees or assurances of any outcomes, performance or achievements, and readers are cautioned not to place undue reliance upon them. You should not regard any forward-looking statement as a representation or warranty by American Water, Essential Utilities or any other person that the expectation, plan or objective expressed in such forward-looking statement will be successfully achieved in any specified time frame, or at all. The forward-looking statements are subject to a number of estimates and assumptions, and known and unknown risks, uncertainties and other factors. Actual results may differ materially from those discussed in the forward-looking statements included in this communication as a result of the factors discussed in American Water’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2025 (available at: ir.amwater.com), Essential Utilities’ Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 27, 2025 (available at: essential.co), and each party’s other filings with the SEC, and additional risks and uncertainties, including with respect to (1) the parties’ ability to consummate the proposed merger pursuant to the terms of the definitive merger agreement or at all; (2) the ability to timely or at all obtain the requisite shareholder approvals with respect to each party; (3) each party’s requirement to obtain required governmental and regulatory approvals required for the proposed merger (and/or that such approvals may result in the imposition of burdensome or commercially undesirable conditions, including required dispositions, that could adversely affect the combined company or the expected benefits of the proposed merger); (4) an event, change or other circumstance that could give rise to the termination of the merger agreement; (5) the failure to satisfy or waive a condition to closing of the proposed merger on a timely basis or at all; (6) a delay in the timing to consummate the proposed merger; (7) the failure to integrate the parties’ businesses successfully; (8) the failure to fully realize cost savings and any other synergies from the proposed merger or that such benefits may take longer to realize than expected; (9) negative or adverse impacts of the announcement of the proposed merger on the market price of American Water’s or Essential Utilities’ common stock; (10) the risk of litigation related to the proposed merger; (11) disruption from the proposed merger making it more difficult to maintain relationships with customers, employees, contractors, suppliers, regulators, vendors, elected officials, governmental agencies, or other stakeholders; (12) the diversion of each party’s management’s time and attention from operations of such party; (13) the challenging macroeconomic environment, including disruptions in the water and wastewater utility industries; (14) the ability of each party to manage its respective existing operations and financing arrangements on favorable terms or at all, including with respect to future capital expenditures and investments, operation and maintenance costs; (15) changes in environmental laws and regulations regarding each party’s respective operations that may adversely impact such party’s businesses or increase the cost of operations; (16) changes in each party’s key management and personnel; (17) changes in tax laws that could adversely affect beneficial tax treatment of the proposed merger; (18) regulatory, legislative, local or municipal actions affecting the water and wastewater industries, which could adversely affect the parties’ respective utility subsidiaries; and (19) other economic, business and other factors, including inflation and interest rate fluctuations. The foregoing factors should not be construed as exhaustive. These forward-looking statements are qualified by, and should be read together with, the risks and uncertainties set forth above and the risk factors included in American Water’s and Essential Utilities’ respective annual and quarterly reports as filed with the SEC, and readers should refer to such risks, uncertainties and risk factors in evaluating such forward-looking statements. Any forward-looking statements speak only as of the date this communication is first used or given. Neither American Water nor Essential Utilities has any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except as otherwise required by the federal securities laws. New factors emerge from time to time, and it is not possible for American Water or Essential Utilities to predict all such factors. Furthermore, it may not be possible to assess the impact of any such factor on American Water’s or Essential Utilities’ businesses, viewed independently or together, or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Important Additional Information about the Proposed Merger and Where to Find It In connection with the proposed merger, American Water will file a registration statement on Form S-4, which will include a document that serves as a prospectus of American Water with respect to the shares of American Water’s common stock to be issued in the proposed merger and a joint proxy statement of American Water and Essential Utilities for their respective shareholders (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed merger with the SEC. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that American Water or Essential Utilities may file with the SEC or mail to their respective shareholders in connection with the proposed merger. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EACH PARTY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to American Water’s and Essential Utilities’ shareholders. Investors and security holders will be able to obtain the registration statement, the joint proxy statement/prospectus and the other documents filed regarding the proposed merger free of charge from the SEC’s website or from American Water or Essential Utilities. The documents filed by American Water with the SEC may be obtained free of charge at American Water’s investor relations website at ir.amwater.com or at the SEC’s website at www.sec.gov. The documents filed by Essential Utilities with the SEC may be obtained free of charge at Essential Utilities website at essential.co or at the SEC’s website at www.sec.gov. The information included on, or accessible through, American Water’s or Essential Utilities’ respective websites is not incorporated by reference into, and does not form a part of, this communication. Participants in the Solicitation American Water, Essential Utilities and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from American Water’s and Essential Utilities’ respective shareholders in connection with the proposed merger. Information about the directors and executive officers of American Water, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in American Water’s definitive proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2025, including under the headings “Compensation Discussion and Analysis,” “Director Compensation,” “Equity Compensation Plan Information,” and “Certain Beneficial Ownership Matters.” To the extent holdings of American Water’s common stock by the directors and executive officers of American Water have changed or do change from the amounts of American Water’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC. Information about the directors and executive officers of Essential Utilities, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Essential Utilities’ definitive proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2025, including under the headings “Director Compensation” and “Compensation Discussion and Analysis.” To the extent holdings of Essential Utilities’ common stock by the directors and executive officers of Essential Utilities have changed or do change from the amounts of Essential Utilities’ common stock held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC. Additionally, information regarding the respective directors and executive officers of American Water and Essential Utilities and other participants in each respective proxy solicitation and a description of their direct and indirect interests in the proposed merger, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from American Water and Essential Utilities as indicated above. No Offer or Solicitation This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote for approval, nor shall there be any offer or sale of securities or solicitation of any vote or approval in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

4 3 Note: Totals may not sum due to rounding. Peoples Natural Gas located in Pennsylvania and Kentucky. As of 12/31/2024. Other includes TN 1.0%, IA 0.9%, HI 0.2%, MD 0.1%. Other includes TN 0.8%, IA 0.8%, HI 0.2%, MD 0.1%. Diversified Regulated Portfolio Across 17 States Combined Regulated Water & Wastewater Operations AWK Regulated Water & Wastewater Operations WTRG Regulated Water & Wastewater Operations Military Services Group Total Water & Wastewater Total Water & Wastewater Footprint by State1 $33.6B6 $29.3B5 4.7M 5.4M9 CA TX IA IL IN OH PA MO TN KY GA NC VA MD WV NJ HI FL AL LA OK KS UT WA NY 7 8 Includes Net Utility Plant not yet included in rate base, pending rate case filings/outcomes. Gas rate base of $4.2B with 96% in PA and 4% in KY. Includes Net Utility Plant not yet included in rate base, pending rate case filings/outcomes. Other includes TN 1.9%, IA 1.5%, HI 0.2%, MD 0.1%. Other includes TN 1.6%, IA 1.3%, HI 0.2%, MD 0.1%. Includes ~0.8M gas connections with 95% in PA and 5% in KY. COMBINED RATE BASE2 COMBINED CONNECTIONS2

Delivers Expansive Benefits to Key Stakeholders Increased career growth opportunity for employees Strengthens position as a top employer of choice; Recognized on the Forbes America’s Best Employers for Company Culture 2025 list Attracting top talent through reputation and expanded opportunities Broader career advancement prospects across the organization Continuing superior customer service at affordable rates Combined infrastructure and operational efficiencies Maintain focus on delivering dependable water and wastewater services Commitment to affordable customer rates with strong leverage to manage supply chain costs for customers’ benefit Value creation for shareholders Enhanced stake in a larger regulated utility platform Access to broader geographic and regulatory exposure Participation in long-term value creation Support communities through unified services Sustained investment in philanthropic initiatives Expanded presence in overlapping and new service territories Coordinated services for local employees to efficiently meet local needs

John Griffith President & Chief Executive Officer David Bowler Executive Vice President & Chief Financial Officer Cheryl Norton Executive Vice President & Chief Operating Officer Christopher Franklin Chairman & Chief Executive Officer Daniel Schuller Executive Vice President & Chief Financial Officer Colleen Arnold, President of Aqua Water

Highly Sensitive and Confidential Proprietary Information – Not for further distribution. Subject to continuing discussion and analysis.

Compelling Long-Term Growth Outlook in Premier Asset Class

AMERICAN WATER

7% - 9%
Long-Term EPS CAGR Target

RATE BASE GROWTH
8% - 9% (includes acquisitions)

REGULATED ACQUISITIONS
2% Customer Additions

MILITARY SERVICES GROUP
Maximize Service Quality

AMERICAN WATER + ESSENTIAL

7% - 9%
Long-Term EPS CAGR Target

RATE BASE GROWTH
8% - 9% (includes acquisitions)

REGULATED ACQUISITIONS
2% Customer Additions

ORGANIC GROWTH
Expansion of customer base in attractive states

MILITARY SERVICES GROUP
Maximize Service Quality

Other Long-Term Targets and Drivers of Sustainable Shareholder Returns

~100% Regulated and Regulated-Like Earnings[1]

7% - 9% Dividend Per Share Growth

55% - 60% Dividend Payout Ratio

<60% Debt to Capital

Customer Affordability +

Sustainability Leadership +

AMERICAN WATER + Essential Utilities

1. Regulated-like earnings refers to Military Services Group.

6

Combined Company Will Leverage the Capabilities and Talent of Both American Water and Essential Company HQ will Remain in Camden, NJ Essential’s Bryn Mawr and Pittsburgh offices will each continue to maintain a strong operational presence long term Combined Company will be called American Water The combined company will have a strong customer value proposition, expanded resources and a focus on making the communities we serve stronger, resulting in a greater ability to attract, develop and retain employees.

Q4 2025 – Q1 2026 File Regulatory Applications Required approvals include Hart-Scott-Rodino and certain public utility commissions Q1 2026 Special Shareholder Meetings Required special AWK and WTRG shareholders meetings are held Approvals and Timeline Path to Close Q1 2027 Transaction Close Transaction expected to close by end of Q1 2027 Q3 2026 – Q1 2027 Obtain Regulatory Approvals Approvals from state regulators include PA, NJ, TX and VA, among others